UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2 TO

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE

SECURITIES

EXCHANGE ACT OF 1934

CompuCredit Holdings Corporation

(Name of Subject Company (Issuer))

CompuCredit Holdings Corporation

(Name of Filing Person (Issuer))

Common Stock, No Par Value Per Share

(Title of Class of Securities)

20478T 107

(CUSIP Number of Class of Securities)

J. Paul Whitehead, III

Chief Financial Officer

CompuCredit Holdings Corporation

Five Concourse Parkway

Suite 400

Atlanta, Georgia 30328

(770) 828-2000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

With a copy to:

W. Brinkley Dickerson, Jr.

Troutman Sanders LLP

600 Peachtree Street, N.E., Suite 5200

Atlanta, Georgia 30308

(404) 885-3000

CALCULATION OF FILING FEE:

Transaction Value(*)	Amount of Filing Fee(**)
$105,000,000	$12,190.50

(*)	Calculated solely for purpose of determining the amount of the filing fee and based on the purchase of up to $105.0 million purchase price for shares of Common Stock, no par value per share.

(**)	The amount of the filing fee, $116.10 for each $1,000,000 of value of the Common Stock was calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: 12,190.50	Filing party: CompuCredit Holdings Corporation
Form or Registration No.: Schedule TO	Date filed: March 14, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross- Border Third-Party Tender Offer)

INTRODUCTORY STATEMENT

This Amendment No. 2 (“Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by CompuCredit Holdings Corporation, a Georgia corporation (“CompuCredit” or the “Company”), with the Securities and Exchange Commission on March 14, 2011 (as amended or supplemented, the “Schedule TO”), as amended by Amendment No. 1 to Schedule TO filed by the Company on April 6, 2011, relating to an offer by the Company to purchase for cash up to 13,125,000 shares of its outstanding common stock, no par value per share (the “Common Stock” or “Shares”), at a purchase price of $8.00 per share. The Offer is made upon the terms and subject to the conditions contained in the Offer to Purchase, dated March 14, 2011 (as amended or supplemented, the “Offer to Purchase”), a copy of which has been previously filed, and the related Letter of Transmittal (as amended or supplemented, the “Letter of Transmittal”), the form of which has been previously filed. All capitalized terms used but not defined herein shall have the meanings assigned to them in the Offer to Purchase incorporated by reference herein.

This Amendment No. 2 reports the preliminary results of the Offer and is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. The information set forth in the Offer to Purchase and the accompanying Letters of Transmittal is incorporated by reference herein in response to all items in this Schedule TO, except that such information is amended and supplemented to the extent specifically provided herein.

Item 4. Terms of the Transaction.

(a) Material Terms.

Item 4 of the Schedule TO is hereby amended and supplemented to add the following:

The Offer expired at 11:59 p.m., New York City time, on April 11, 2011. Based on the count by the Depositary, as of the Expiration Date, 38,876,325 shares of Common Stock were validly tendered and not withdrawn in the Offer, including 6,002,671 shares tendered through notice of guaranteed delivery. In accordance with the terms and conditions of the Offer and based on the count by the Depositary, CompuCredit expects to accept for payment 13,125,000 shares of Common Stock at a purchase price of $8.00 per share, for a total cost of approximately $105.0 million, excluding fees and other expenses in connection with the Offer. The number of shares of Common Stock that CompuCredit expects to purchase represents approximately 34.5% of the shares of Common Stock outstanding. On April 12, 2011, the Company issued a press release announcing the preliminary results of the Offer.

The number of shares of Common Stock to be purchased are preliminary. Final results will be determined subject to confirmation by the depositary of the proper delivery of the shares of Common Stock validly tendered and not withdrawn.

A copy of the press release is filed as Exhibit (a)(5)(iii) to this Schedule TO and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented to add the following:

Exhibit No.	Description

(a)(5)(iii)	Press Release, dated April 12, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPUCREDIT HOLDINGS CORPORATION

By:	/s/ J. Paul Whitehead, III
Name: J. Paul Whitehead, III
Title: Chief Financial Officer

Dated: April 12, 2011

EXHIBIT INDEX

The Exhibit Index is hereby amended and supplemented to add the following:

Exhibit No.	Description

(a)(5)(iii)	Press Release, dated April 12, 2011.